OPERATING AGREEMENT
OF
THE SHIFT, LLC

This Operating Agreement (this "**Agreement**") of The Shift, LLC (the "**Company**"), effective as of October 18, 2018 (the "**Effective Date**"), is executed and agreed to by the undersigned, being all of the Members of the Company.

RECITALS

A.   The Members further desire to set forth their rights and responsibilities with respect to the Company, and desire to enter into this Agreement upon the terms and conditions herein set forth.

NOW THEREFORE, the undersigned Members of the Company hereby agree and adopt the following as the operating agreement of the Company.

ARTICLE 1. DEFINITIONS

1.1.   <u>Scope</u>. For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, bold or capitalized terms have the meanings specified in this article.

1.2.   <u>Defined Terms</u>.

1.2.1.   "**Act**" means the California Revised Uniform Limited Liability Company Act and any successor statute, as amended from time to time.

1.2.2.   "**Affiliate**" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

1.2.3.   "**Articles**" means the Articles of Organization filed with the State of California to organize the Company as a limited liability company, including any amendments.

1.2.4.   "**Available Funds**" means the Company's gross cash receipts from operations, less the sum of: (a) payments of principal, interest, charges, and fees pertaining to the Company's indebtedness; (b) expenditures incurred incident to the usual conduct of the Company's business; and (c) amounts reserved to meet the reasonable needs of the Company's business in the future as determined by the Managers in their sole discretion.

1.2.5.   "**Capital Account**" of a Member means the capital account maintained for the Member in accordance with Section 3.6.

1.2.6.   "**Cause**" means any of the following: (i) the future conviction of, or entering of a plea of guilty or *nolo contendere* to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

1.2.7. "**Change of Control**" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

1.2.8. "**Code**" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

1.2.9. "**Common Units**" means Units with the rights of a Member as set out in this Agreement.

1.2.10. "**Company**" means The Shift, LLC, a California limited liability company.

1.2.11. "**Division**" means the California Secretary of State.

1.2.12. "**Fair Market Value**" means the purchase price of the Units mutually agreed to between the buyer and the seller, and the buyer and seller shall confer in good faith during the 30-day period following the event giving rise to the option to purchase the Units to reach an agreement as to the purchase price of the Units. If the buyer and seller cannot agree on the purchase price for the Units within such 30-day period, then during the 15-day period following the 30-day period, the buyer and seller shall mutually select a qualified independent appraiser with experience valuing interests in closely-held business to determine the "Fair Market Value" of the Units. In valuing the Units to be purchased and sold hereunder: (a) the valuation shall be made as of the last day of the month preceding the date on which the first appraiser is selected; (b) the Company shall be valued as a going concern; and (c) the valuation shall take into account customary discounts for lack of control, lack of marketability, and other customary discounts.

1.2.13. "**Loss**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

1.2.14. "**Manager**" means a Person who is vested with authority to manage the Company in accordance with Article 7.

1.2.15. "**Member**" means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company pursuant to the terms of this Agreement.

1.2.16. "**Membership Interest**" or "**Interest**" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of a Manager, and receive information pertaining to the

Company's affairs. The Membership Interests of the Company shall be divided into equal Units. Changes in ownership of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Except as expressly provided otherwise herein, with respect to the interest of a Transferee, "Interest" or "Membership Interest" means a Transferee's percentage interest in distributions from the Company; provided that nothing in this sentence shall be interpreted to grant to a Transferee the right to vote on or otherwise participate in any matter as a Member hereunder other than the right to receive distributions as set forth in Section 6.1.5.

1.2.17. "**Person**" means any individual, association, cooperative, corporation, trust, partnership, joint venture, limited liability company, or other legal entity.

1.2.18. "**Preferred Units**" means Units of the Company that have the same rights as those held by the Common Unit holders except that i) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and ii) the Preferred Units include a right to preferred distributions as set forth in this Agreement.

1.2.19. "**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

1.2.20. "**Regulations**" means proposed, temporary, or final regulations promulgated under the Code by the Department of the Treasury, as amended.

1.2.21. "**Supermajority**" means over sixty percent (60%) of the voting power of the respective voting body.

1.2.22. "**Transfer**" means, with respect to any Units, a sale, assignment, gift or any other disposition by a Member, whether voluntary, involuntary, or by operation of law.

1.2.23. "**Transferee**" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

1.2.24. "**Unit**" means a portion of the Membership Interests of the Company, including any Common Units and any Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company. Additional Units may be issued pursuant to Section 6.2.

ARTICLE 2. ORGANIZATION

2.1.   Formation of the Company. The Company has been organized as a California limited liability company pursuant to the Act. The rights and obligations of the Members shall be as set forth in the Act unless this Agreement expressly provides otherwise.

2.2. <u>Name of the Company</u>. The name of the Company is The Shift, LLC, and all Company business shall be conducted in that name or such other name as the Managers may select from time to time and which is in compliance with applicable laws.

2.3. <u>Registered Agent and Location of Records</u>. The registered agent and registered office of the Company in the State of California shall be the registered agent and registered office set forth in the Articles or such other Person or location, as the case may be, as the Managers may designate from time to time with the Division. The records of the Company required to be maintained by the Act shall be kept at the designated office identified in the Articles, or at such other designated office as the Managers may designate from time to time, consistent with the Act.

2.4. <u>Purposes of the Company</u>. The Company is organized to transact any and all businesses for which limited liability companies may be formed under the Act or as otherwise provided in the Articles.

2.5. <u>Term of Existence</u>. The Company commenced on the date its Articles were filed with the Division and shall continue in existence until the time fixed in the Articles, or such earlier time as may be determined in accordance with the terms of this Agreement.

ARTICLE 3. CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; AND UNITS

3.1. <u>Capital Contributions</u>. To date, the Members have made the capital contributions to the Company, in cash, services, or property, in the amounts recorded and set forth in the books and records of the Company.

3.2. <u>Authorization of Preferred Units</u>. The Company is hereby authorized to issue a class of Units designated as Preferred Units. 1,070,000 Preferred Units are issued and outstanding in the amounts set forth on the capital table, attached hereto as Exhibit A, opposite each Member's name.

3.3. <u>Authorization of Common Units</u>. The Company is hereby authorized to issue a class of Units designated as Common Units. 2,180,000 Common Units are issued and outstanding in the amounts set forth on the capital table, attached hereto as Exhibit A, opposite each Member's name.

3.4. <u>Allocation of Units</u>. As of the Effective Date, all issued and outstanding Units of the Company are held by the Members as set forth on **Exhibit A**.

3.5. <u>Subsequent Capital Contributions</u>. No Member shall be obligated to make any future capital contributions to the Company, except as the Company and such Member may agree in writing.

3.6. <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.3, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent

Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.7. **Return of Capital Contributions**. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his or her capital contributions or to be paid interest in respect to either his or her capital contributions.

3.8. **Capital Accounts of the Members**. A separate Capital Account shall be maintained for each Member in accordance with the Code and the Regulations thereunder. Capital Accounts will be:

3.8.1. Increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the property is subject; and (iii) the Member's share of Profits and any separately stated items of income or gain; and

3.8.2. Decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (iii) the Member's share of Losses and any separately stated items of deduction or loss.

3.9. **Revaluation of Capital Accounts Upon Occurrence of Certain Events**. In accordance with the provisions of the Regulations, if money or property in other than a de minimis amount is contributed to the Company, or distributed by the Company to a Member, the Capital Accounts of the Members and carrying values of all the Company's property may be adjusted to reflect the fair market value of the company property on the date of adjustment, as set forth in the Regulations.

ARTICLE 4. ALLOCATIONS AND DISTRIBUTIONS

4.1. **Allocation of Profits and Losses**. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.3.

4.2. **Special Allocations**. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

4.2.1. **Qualified Income Offset**. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

4.2.2. **Minimum Gain Chargeback**. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

4.2.3. **Section 704(c) Allocation**. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

4.2.4. **Member Nonrecourse Deductions**. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

4.2.5. **Adjustments for Special Allocations**. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3. **Current Distributions of Available Funds**. The Company will distribute its Available Funds to the Members at such intervals as the Managers determine, provided however, that the Company shall be required to make distributions in the amounts and order as follows:

4.3.1. Prior to making any distributions to the Common Unit holders, the Company shall first make distributions of at least eighty percent (80%) of its net Profits to the Preferred Unit holders until they have received a return of one hundred percent (100%) of their initial capital contribution and the Company may retain up to twenty percent (20%) of its net Profits for the operations of the Company.

4.3.2. After the Preferred Unit holders have received one hundred percent (100%) of their capital contribution, the Company shall distribute at least ninety percent (90%) of its net Profits to the Preferred Unit holders until they have receive a return of twenty percent (20%) of their initial capital contribution and the Company may retain up to ten percent (10%) of its net Profits for the operations of the Company.

4.3.3. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contributions, then the Company shall distribute all Profits in proportion to the Member's Membership Interest.

4.4. **Substantial Economic Effect**. The various provisions of this article are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Regulations promulgated under Section 704(b) of the Code.

ARTICLE 5. MEMBERS

5.1. **Members**. The current Members of the Company are the Persons executing this Agreement as Members as of the date first set forth above, each of which is admitted to the Company as a Member effective contemporaneously with the execution of this Agreement by such Person.

5.2. **Manner of Acting Between Members**.

5.2.1. **Meetings**.

5.2.1.1. **Meeting Chairperson**. All meetings of the Members shall be presided over by the chairperson of the meeting who shall be designated by Members holding a majority of the Units represented at the meeting. The chairperson of the meeting shall determine the order of business and the procedures to be followed at the meeting.

5.2.1.2. **Special Meetings**. A special meeting of the Members may be called at any time by any Manager or any Member(s) holding at least a 25% of the issued and outstanding Common Units in the Company.

5.2.1.3. **Notice of Meetings**. Notice of any meeting of the Members shall be given by the Company no fewer than 3 days and no more than 60 days prior to the date of the meeting. Notices shall be delivered in the manner set forth in Section 12.6 and shall specify the purpose or purposes for which the meeting is called if it is a special meeting. The attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

5.2.1.4. **Quorum**. Members whose aggregate Membership Interest exceeds 50% will constitute a quorum at a meeting of Members. No action may be taken at any meeting in the absence of a quorum.

5.2.1.5. **Telephonic Meetings**. The Members may participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the Person or Persons so participating.

5.2.1.6. **Action by Members Without a Meeting**. Except as expressly provided otherwise, any action required to be taken at a meeting of the Members or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent shall be given in writing to those Members who were entitled to vote but did not consent in writing.

5.2.2. **Action by Members**.

5.2.2.1.   **Voting Rights**. Each Member shall have a number of votes equal to the number of Units held by such Member except that Preferred Unit holders shall have no right to vote.

5.2.2.2.   **Required Vote**. Except with respect to matters for which a greater minimum vote is required by the Act or this Agreement, the consent of Members holding more than 50% of the issued and outstanding Units of the Company shall constitute the action of the Members.

5.2.2.3.   **Voting by Proxy**. Each Member entitled to vote at a meeting of Members or to express consent or dissent to action in writing without a meeting may authorize another Person or Persons to act for him or her by proxy. Such proxy shall be deposited at the Company's principal place of business not less than 48 hours before a meeting is held or action is taken, but no proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

5.3.   **Resignation of a Member**. A Member may resign from the Company as a Member by giving written notice to the Company and the other Members at least 60 days prior to the effective date of the resignation; however, except as expressly provided herein, a withdrawing Member is not entitled to a return of his or her capital contribution and acquires the status of a Transferee.

5.4.   **Information Rights of Members**. In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all of the information to which Members are entitled under the Act, under the circumstances and subject to the conditions stated therein.

5.5.   **Business Opportunities**. Each Manager and Member and his or its respective affiliates shall be free to engage in any activity on their own or by the means of any entity, and each Manager's and Member's fiduciary duty of loyalty and the "corporate opportunity doctrine," as such doctrine has been described under general corporation law, is hereby eliminated to the maximum extent allowed by the Act. Without limiting the foregoing, no Manager or Member or his or its respective affiliates shall be required to refer opportunities to the Company, to account for any benefits from transactions in any way connected with the Company or its business nor are they under any obligation to refrain from, or disclose, dealings between the Company and such Manager or Member or his or its respective affiliates, other than as specifically set forth in this Agreement.

5.6.   **Fiduciary Duties**. Each Manager and Member shall, in all events, account to the Company and to the Members for any benefit, and hold, as trustee for the Company and the Members, any profits derived by such Manager or Manager or his or its respective officers, directors, employees, agents or other representatives, from any use by such Manager or Member of Company property, and such duty extends to any profits derived in the liquidation and winding up of the Company.

5.7.   **Expulsion of a Member**. A Member may be expelled from the Company upon a majority vote of the Managers and the other Members for Cause.

ARTICLE 6. DISPOSITION AND CREATION OF MEMBERSHIP INTERESTS; PURCHASE OPTIONS

6.1.   **Permitted Transfers**. The provisions of Section 6.2.1 shall not apply to any of the following Transfers by any Member of any of its Units:

6.1.1.   With respect to a Member who is an entity, to (i) any Affiliate of such Member and (ii) in the event of a winding up of such Member, any of its owners in accordance with its constitutive documents;

6.1.2.   With respect to any Member who is an individual, to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; *provided*, that any Member who Transfers Units shall remain bound by the provisions of this Agreement; or

6.1.3.   Pursuant to a Public Offering.

6.2.   **Restrictions on Transfer of Membership Interests**. A Member may Transfer his or her Membership Interest to another Person subject to the following restrictions:

6.2.1.   **Right of First Refusal**. Before a Member may Transfer a Membership Interest to any Person, the transferring Member or his or her legal representative shall give written notice (the "**Transfer Notice**") to the Company and the other Members of his or her intention to do so, as well as the identity of the proposed Transferee and the terms applicable to such proposed Transfer. For thirty (30) days following receipt of the Transfer Notice, the Company shall have the right to purchase all or any part of the transferring Member's Interest on the same terms and conditions set forth in the Transfer Notice. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such thirty-day period, each nontransferring Member shall have the right to purchase (at the same price as applied to the Company) a proportionate share (based upon such Member's interest in the capital of the Company that is not subject to the proposed Transfer) of the transferring Member's Interest. If any nontransferring Member waives, in whole or in part, his or her right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately (based upon each such nontransferring Member's interest in the capital of the Company which is not subject to the proposed Transfer, exclusive of the interest of any such Member waiving the option) to other nontransferring Members, and such nontransferring Members shall have an additional ten (10) days to purchase such portions of the unpurchased Membership Interests. Any portion of the Membership Interest that is covered by the Transfer Notice that is not purchased by the Company or the nontransferring Members pursuant to the foregoing provisions of this Section 6.2.1 may be transferred by the transferring Member to the proposed Transferee described in the Transfer Notice on terms no more favorable to the Transferee than the terms described in the Transfer Notice. Such Transfer must be completed within ninety (90) days of the expiration of the final right of first refusal purchase period described above. Otherwise, the rights of first refusal described in this Section 6.2.1 shall again apply to the proposed Transfer. Except as expressly provided herein, neither the failure by the Company or any Member to purchase the interest of a transferring Member, nor the express or implied approval of such Transfer by the Company or any Member shall be construed as approval or consent to the Transferee of such Interest becoming a Member of the Company. Notwithstanding the foregoing, neither the Company nor the nontransferring Members shall have any right of first refusal (and the Transferring Member shall have no obligation to give a Transfer Notice) under this Section 6.2.1 with respect to any Transfer by (a) a partnership to its partners or former partners in accordance with partnership interests, (b) a limited liability company to its members or former members in accordance with their interest in the limited liability company, (c) a corporation or other entity to its equity holders in accordance with such equity interests, (d) a Member to the Member's spouse, lineal descendant, or to one or more trusts, corporations, partnerships, or limited liability companies for the exclusive purpose of estate planning, or (e) a trust to a beneficiary of such trust. Such a Transferee, however, shall not be admitted as a substitute Member without first meeting the requirements of Section 6.2.4.

6.2.2. **Mandatory Conditions to Transfer**. The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer, regardless of whether the right of first refusal set forth in Section 6.2.1 applies to such Transfer:

6.2.2.1. **No Taxable Termination**. The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes, unless such Transfer has been consented to by Members holding a Supermajority of the issued and outstanding Common Units of the Company;

6.2.2.2. **No Violations of the Securities Laws**. The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

6.2.2.3. **Information from Transferee**. The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

6.2.2.4. **Bound by Agreement**. The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

6.2.3. **Transferor's Membership Status**. If a Member Transfers less than all of such Member's Membership Interest, the Member's rights with respect to the transferred Membership Interest, including the right to vote or otherwise participate in the Company's governance and the right to receive distributions, will terminate as of the effective date of the

Transfer. If the Member Transfers all of such Member's Membership Interest, all of such Member's rights as a Member under this Agreement shall terminate upon such Transfer. Notwithstanding the foregoing, the Member will remain liable for any obligation with respect to the transferred portion of the Membership Interest that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement.

6.2.4. **Requirements for Admission of a New or Substitute Member**. No Transferee shall have the right to become a Member unless and until all of the following conditions are satisfied: (a) the admission is approved by all of the nontransferring Members and all of the Managers, the granting or denial of which shall be within their sole and absolute discretion except if the transfer is made pursuant to Section 6.1 no consent is required by the nontransferring Members, (b) payment by the Transferring Member or the Transferee of all expenses in connection with the transfer and admission, subject to the nontransferring Members' right to waive the payment of these expenses in their sole discretion, and (c) the execution by the Transferee of a joinder agreement to this Agreement.

6.2.5. **Rights of Mere Assignees**. If a Transferee is not admitted as a Member, he or she shall be entitled to receive the allocations and distributions attributable to the transferred Interest, but he or she shall not be entitled to inspect the Company's books and records, receive an accounting of the Company's financial affairs, or otherwise take part in the Company's business or exercise the rights of a Member under this Agreement or the Act. For purposes of any vote requiring the approval or disapproval of Members holding a particular percentage of the Membership Interests, any Interest held by a Transferee shall be deemed not to be a Membership Interest.

6.3. <u>**Creating New or Additional Units or Membership Interests**</u>. Additional Persons may be admitted to the Company as Members and additional Units may be issued to those Persons and to existing Members upon the consent of Managers and on such terms and conditions as the Managers may determine, including the execution of a joinder agreement to this Agreement, and the Managers may designate any Units issued after the date of this Agreement as "profits interest units" within the meaning of the Regulations. Upon the issuance of additional Units, the Membership Interests of the existing members of the Company shall be decreased pro rata in accordance with their pre-issuance Membership Interests. The provisions of this Section shall not apply to Transfers of Membership Interests.

6.4. <u>**Repurchase Rights**</u>. Upon (i) the death or disability of a Member, if an individual, (ii) the death or disability of a principal of a Member, if an entity, or (iii) the event that, despite the general prohibition on Transfers contained in this <u>Article 6</u>, a Member's Units are found by a court or other authority to be transferred by operation of law to a third party (e.g., as a result of the divorce or bankruptcy of a Member) (each of items (i) through (iii) are referred to herein as a "**Trigger Event**" and collectively as the "**Trigger Events**"), the Company shall have the option to purchase all Units then held by such Member and his Affiliates and transferees, including, without limitation, such person's personal representative, trustee or other legal representative, in either case for their Fair Market Value. The Company shall exercise its option to purchase applicable Units pursuant to this Section by delivering written notice thereof within one-hundred twenty (120) days of becoming aware of the applicable Trigger Event. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such one hundred twenty-day period, the other Members shall have the right to purchase a proportionate share (based upon such Member's interest in the capital of the Company excluding the Units of the terminated Member) of the terminated Member's Units. If any Member waives, in whole or in part, his or her right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other non-terminated Members, and such non-terminated Members shall have an additional ten (10) days to purchase such portions of the unpurchased Units. If the Company or a Member, as applicable, exercises its option pursuant to this Section, unless otherwise agreed by the Company or a Member and the seller, the purchase and sale of the applicable Units shall occur within thirty (30) days of the date the Company delivers written notice of its election to purchase such Units, and the Member shall execute and deliver such documents and instruments as are reasonably requested by the Company to evidence the transfer of the Units, which shall be conveyed to the Company free and clear of all liens, claims and encumbrances. The purchase price for the Units described in this Section shall be payable forty percent (40%) at the closing of the purchase and sale of the Units, and the delivery of an unsecured promissory note for the remaining balance of the purchase price requiring equal quarterly payments over the following five (5) years following the closing and bearing interest at the rate of four percent (4%) per annum.

6.5. Repurchase on Expulsion or Dissociation.

6.5.1. **Expulsion or Dissociation Not for Cause**. In the event that any Member is expelled or dissociates from the Company for any reason other than for Cause, whether by the Company or by such Member for any reason or no reason, the Company shall have the right, exercisable upon written notice from the Company to such Member within ninety (90) days of the date of such expulsion or dissociation, to purchase all, but not less than all, of the Units of such Member for their Fair Market Value. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such ninety-day period, the other Members shall have the right to purchase a proportionate share (based upon such Member's interest in the capital of the Company excluding the Units of the expelled or dissociated Member) of the expelled or dissociated Member's Units. If any Member waives, in whole or in part, his or her right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other non-expelled or non-dissociated Members, and such non-expelled or non-dissociated Members shall have an additional ten (10) days to purchase such portions of the unpurchased Units. If the Company or the other Members exercise its option pursuant to this subsection, unless otherwise agreed by the Company and such Member, the purchase and sale of the applicable Units shall occur within thirty (30) days of the date the Company or the Members deliver written notice of its election to purchase such Units, and the Member shall execute and deliver such documents and instruments as are reasonably requested by the Company to evidence the transfer of the Units, which shall be conveyed to the Company free and clear of all liens, claims and encumbrances. The purchase price for the Units described in this subsection shall be payable forty percent (40%) at the closing of the purchase and sale of the Units, and the delivery of an unsecured promissory note for the remaining balance of the purchase price requiring equal quarterly payments over the following five (5) years following the closing and bearing interest at the rate of four percent (4%) per annum.

6.5.2. **Expulsion for Cause or Material Malfeasance**. In the event that any Member is expelled or dissociated from the Company for Cause, the Company shall have the right, exercisable upon written notice from the Company to such Member within ninety (90) days of the date of such expulsion, to purchase all, but not less than all, of the Units of such Member for Fair Market Value. If the Company fails to exercise its right (as described above), in whole or in part, then for thirty (30) days following the expiration of such ninety-day period, the other Members shall have the right to purchase a proportionate share (based upon such Member's interest in the capital of the Company excluding the Units of the expelled Member) of the expelled Member's Units. If any Member waives, in whole or in part, his or her right to purchase, the unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other non-expelled Members, and such non-expelled Members shall have an additional ten (10) days to purchase such portions of the unpurchased Units. If the Company or the other Members exercise its option pursuant to this subsection, unless otherwise agreed by the Company and such Member, the purchase and sale of the applicable Units shall occur within thirty (30) days of the date the Company or the Members deliver written notice of its election to purchase such Units, and the Member shall execute and deliver such documents and instruments as are reasonably requested by the Company to evidence the transfer of the Units, which shall be conveyed to the Company free and clear of all liens, claims and encumbrances. The purchase price for the Units described in this subsection shall be payable forty percent (40%) at the closing of the purchase and sale of the Units, and the delivery of an unsecured promissory note for the remaining balance of the purchase price requiring equal quarterly payments over the following five (5) years following the closing and bearing interest at the rate of four percent (4%) per annum.

6.6.   **Drag-Along Rights**.

         6.6.1.   In the event that the Managers approve a Change in Control in accordance with this Agreement and Members holding a majority of the then outstanding Units approve such Change in Control in writing, specifying that this Section shall apply to such transaction, then each Member hereby agrees:

         6.6.1.1.   if such Change in Control requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change in Control (together with any related amendment to the Company's governance documents required in order to implement such Change in Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change in Control;

         6.6.1.2.   if such Change in Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Member as is being sold by all other Members and, except as permitted in this Section below, on the same terms and conditions as holders of the same class or series of Units are so selling;

         6.6.1.3.   to execute and deliver all related documentation and take such other action in support of the Change in Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

6.6.1.4.	not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change in Control;

6.6.1.5.	not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change in Control; and

6.6.1.6.	if the consideration to be paid in exchange for the Units in any Change in Control includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units.

6.6.2.	Notwithstanding the foregoing, no Member will be required to comply in connection with any proposed Change in Control unless:

6.6.2.1.	any representations and warranties to be made by such Member in connection with such proposed Change in Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, without limitation, representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the proposed Change in Control have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change in Control, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

6.6.2.2.	the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Member out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

6.6.2.3.	the liability for indemnification, if any, of such Member in such proposed Change in Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change in Control, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to the amount of consideration paid to such Member in connection with such proposed Change in Control (in accordance with the provisions of the Company's governance documents);

6.6.2.4.   the Member's liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such proposed Change in Control in accordance with the provisions of the Company's governance documents) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such proposed Change in Control, except with respect to claims related to fraud, intentional misrepresentation or willful misconduct by such Member, the liability for which need not be limited as to such Member;

6.6.2.5.   upon the consummation of such proposed Change in Control, (A) each Member will receive the same form of consideration for their Units of such class or series as is received by other Members in respect of their Units of such same class or series; and

6.6.2.6.   subject to the foregoing subsection (v), requiring the same form of consideration to be available to the Members, if any Members are given an option as to the form and amount of consideration to be received as a result of such proposed Change in Control, all Members will be given the same option.

6.6.3.   Each Member hereby constitutes and appoints the Managers with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in accordance with this Section. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Member hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

6.7.   **Right of Co-Sale**.

6.7.1.   Subject to any applicable drag-along provisions and (B) any applicable rights of first refusal of the Company and the other Members, any transferring Member shall deliver to the Company and the other Members written notice (the "**Co-Sale Notice**") that each

Member shall have the right, exercisable upon written notice to the transferring Member with a copy to the Company within five business days after receipt of the Co-Sale Notice, to participate in such Transfer of Units on the same terms and conditions. Such Co-Sale Notice shall indicate the number of Units or Units up to that number of Units determined under Section 9.2(d)(ii) such Member wishes to sell under its right to participate. To the extent one or more of the Members exercise such right of participation in accordance with the terms and conditions set forth below (each a "**Co-Sale Participant**"), the number of Units that such Member may sell in the transaction shall be correspondingly reduced.

6.7.2.   Each Co-Sale Participant may sell all or any part of that number of Units equal to the product obtained by multiplying (1) the aggregate number of Units covered by the Co-Sale Notice by (2) a fraction the numerator of which is the number of Units owned by such Co-Sale Participant at the time of the Transfer, and the denominator of which is the total number of Units owned by all Co-Sale Participants.

6.7.3.   Each Co-Sale Participant shall effect participation in the Transfer by promptly delivering to the transferring Member for transfer to the prospective purchaser one or more Unit certificates, properly endorsed for transfer, which represent the number of Units which such Co-Sale Participant elects to sell.

6.7.4.   The Unit certificates that the Co-Sale Participant delivers to such Member shall be transferred to the prospective purchaser in consummation of the sale of the Units pursuant to the terms and conditions specified in the Co-Sale Notice, and the Member shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase Units or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Member shall not sell to such prospective purchaser or purchasers any Units unless and until, simultaneously with such sale, such Member shall purchase such Units or other securities from such Co-Sale Participant on the same terms and conditions specified in the Co-Sale Notice.

6.7.5.   The exercise or non-exercise of the rights of the Members hereunder to participate in one or more Transfers of the Units made by such Member shall not adversely affect their rights to participate in subsequent Transfers of the Units subject to this Section.

6.7.6.   To the extent that the Members do not elect to participate in the sale of the Member's Units subject to the Co-Sale Notice, such Member may, not later than 60 business days following delivery to the Company of the Co-Sale Notice, consummate the sale of such Member's Units covered by the Co-Sale Notice on terms and conditions not more favorable to the transferor than those described in the Co-Sale Notice. If the sale is not consummated within such 60-business day period, such Member's Units may not be sold unless such Member first complies in full with each provision of this Section.

6.7.7.   The parties hereby agree that the terms and conditions of any sale pursuant to this Section will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other Transfer pursuant to this Section and such proposed transferee shall, as a condition to the sale, agree to execute a counterpart signature page to this Agreement and be bound to this Agreement to the same extent as any Member.

      6.8.   **Preemptive Rights**. Each Member shall have preemptive rights to purchase such number of Units as shall be required to maintain their proportionate equity interest in the Company upon the future issuance of Units of any class, whether with or without voting privileges, under the same terms and conditions and for the same consideration as such shares are offered or sold to any other Person. Each Member shall also have preemptive rights to purchase, upon the future issuance of any securities of the Company (including, without limitation, preferred units, warrants, options or contracts (other than warrants, options or contracts issued to or entered into with employees or directors of the Company, or any subsidiary or affiliate thereof who were not members of the Company on the date of this Agreement), or contracts exercisable for or convertible into common units of any class) as shall be required to maintain their proportionate equity interest in the Company, upon the same terms and for the same consideration as such securities are sold to any other Person. The preemptive rights established pursuant to this Section shall not apply to (i) any issuance of Units or other securities issued in connection with the acquisition of units, stock, or assets of any Person not affiliated with any Member, (ii) any Units issued upon the exercise of unit options granted to employees of the Company or pursuant to employee benefit plans so long as the number of Units so issued shall not exceed 10% of the total Units outstanding on a fully diluted basis (as adjusted for any unit split or other similar recapitalization) or (iii) the sale of any Units which had previously been issued (or securities exercisable for or convertible into such Units).

      6.9.   **Changes in Ownership of Members that are Not Natural Persons**. A change in controlling ownership of a Member that is a corporation, limited liability company, general partnership, limited partnership, or other similar entity shall be considered a Transfer for purposes of Section 6.2.

      6.10.   **Redeeming Membership Interests**. Outstanding Units may be redeemed by the Company from time to time on such terms and subject to such conditions as the Managers and the Member holding the applicable Membership Interest deem appropriate under the circumstances at such time.

ARTICLE 7. MANAGEMENT OF THE COMPANY

      7.1.   **Management of the Company**. The Company will be managed by Managers. The initial number of Manager shall be two (2), and the number of Managers may only be increased or decreased upon the consent of Members holding a Supermajority of the issued and outstanding Common Units of the Company. Except as specifically provided herein, all decisions to be made by the Managers shall be made by the majority of the Managers. For the avoidance of doubt, if Company has only two (2) Managers, all decisions to be made by the Managers shall be made by the majority consent of the Managers. The names and addresses of the current Managers are the following:

Manager	**Address**
Brock Heasley	1221 Van Ness, 2nd Floor, Fresno, CA 93721
Erin Heasley	1221 Van Ness, 2nd Floor, Fresno, CA 93721

7.2.   Election of Managers. Managers shall be elected at a meeting of the Members, and each Member shall have the right to vote its Units for the number of vacant Manager positions being filled, and the candidate who receives the highest number of votes shall fill the vacant positions.

7.3.   Tenure of Managers. Managers shall serve for an indefinite period, except that: (a) a Manager may resign at any time by giving written notice to the Members at least 30 days prior to the effective date of the resignation; (b) a Manager who is a natural person shall cease to be a Manager upon his or her death or at such time as he or she is adjudicated incompetent; (c) a Manager who is a legal entity other than a natural person shall cease to be a Manager upon its dissolution; and (d) a Manager shall cease to be a Manager at such time as he or she files, or fails to successfully contest, a petition seeking liquidation, reorganization, arrangement, readjustment, protection, relief, or composition in any state or federal bankruptcy, insolvency, reorganization, or receivership proceeding.

7.4.   Removal. A Manager may be removed at any time with or without cause upon the consent of Members holding a Supermajority of the issued and outstanding Common Units of the Company.

7.5.   Manager Vacancy. A Manager vacancy shall occur if a Manager ceases to serve for any reason. Upon the occurrence of a Manager vacancy, the Member who appointed such Manager shall have the sole right to fill such vacancy, and if the Manager was not appointed by a particular Member, then the Members shall promptly elect a successor Manager by the consent of Members holding Supermajority of the issued and outstanding Common Units of the Company.

7.6.   Managers Need Not Be Members. A Manager need not also be a Member.

7.7.   Powers and Authority of Managers. In accordance with the preceding, the Managers shall have the authority to manage and direct the Company's business, affairs, and properties, including, without limitation, the following specific powers:

7.7.1. **General Management Powers**.

7.7.1.1.   **Disposition of Assets**. To make all decisions relating to the sale, lease, or other disposition of the Company's assets;

7.7.1.2.   **Purchase Assets**. To purchase or acquire assets of all kinds for the conduct of the Company's business;

7.7.1.3.   **Management of the Company's Business**. To manage all or any part of the Company's assets and business, including the qualification of the Company to do business in any state, territory, dependency, or country;

7.7.1.4.   **Borrow Money**. To borrow money and grant security interests in the Company's assets (including loans from Members), and prepay, refinance, or extend any mortgage affecting the Company's assets;

7.7.1.5.   **Compromise or Release Claims**. To compromise or release any of the Company's claims or debts;

7.7.1.6. **Employment of Agents**. To select and remove all officers, agents, and employees of the Company, and to employ any Person for the operation and management of the Company's business; and

7.7.1.7. **Tax Elections**. To make all elections available to the Company under any federal or state tax law or regulation.

7.8. **Manner of Acting**. The Managers may act with respect to any matter within the scope of their authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate, including any appointed officers, may act without approval or ratification by the other Managers. At any time that there is only one Person acting as Manager of the Company, such Person may conduct the business of the Company through such procedures and in such a manner as he or she determines to be appropriate under the circumstances.

7.8.1. **Special Meetings**. Special meetings may be called by any Manager at any time.

7.8.2. **Written Consent**. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers may be taken without a meeting if the consent is in writing, setting forth the action taken, and is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers shall be given in writing to those Managers who were entitled to vote but did not consent in writing.

7.8.3. **Telephonic Meetings**. The Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of any Manager so participating.

7.8.4. **Quorum**. A majority of Managers entitled to vote and present at any meeting of Managers will constitute a quorum. No action may be taken at any meeting of Managers in the absence of a quorum.

7.8.5. **Dissent**. A Manager may be absolved from personal liability with respect to any decision or action of the Managers which he or she voted against or did not participate in by registering in the Company's records a written dissent from such action or decision within 30 days after receiving notice of the decision. A dissenting Manager will nevertheless act with the other Managers in any way necessary or appropriate to effectuate the decision of the majority, so long as such decision or action is not illegal.

7.9. **Compensation of Managers**. No Manager shall receive compensation for his or her management and supervision of the Company's business, unless a reasonable amount of compensation is agreed to by the majority consent of the disinterested Managers.

7.10. **Managers as Fiduciaries**. Each Manager shall exercise all powers and perform all duties in good faith, and shall act in all matters for the best interest of the Company, using reasonable inquiry, diligence, and prudence.

7.10.1. **Exculpation**. A Manager will not be liable to the Company or any Member for an act or omission done in good faith to promote the Company's best interests, unless the act or omission constitutes gross negligence, intentional misconduct, or a knowing violation of law.

7.10.2. **Justifiable Reliance**. A Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person pertaining to matters that the Manager reasonably believes to be within the Person's expertise or competence.

7.10.3. **Self-Dealing**. A Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by the Members having no interest in the transaction constitutes conclusive evidence that the terms satisfy the foregoing condition.

7.11. **Officers**.

7.11.1. **Appointment**. The Managers may appoint officers from time to time to carry on the day-to-day business and affairs of the Company and to conduct such other business as is directed by the Managers.

7.11.2. **Term**. Officers shall be appointed for terms as designated by the Managers.

7.11.3. **Authority of Officers**. The day-to-day business and affairs of the Company shall be managed by the Company's officers under the direction of the Managers. As directed by the Managers, the officers shall have the authority, power and discretion to make decisions affecting the day-to-day business and affairs of the Company, and to do the things that the officers deem necessary or appropriate to accomplish the business objectives of the Company, except as otherwise (i) provided in this Agreement, (ii) specifically required by the non-waivable provisions of the Act, or (iii) directed by the Managers. Notwithstanding anything to the contrary in this Agreement, the following actions shall require the approval or consent of the Managers:

7.11.3.1.   acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible in excess of $500;

7.11.3.2.   construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property in excess of $500;

7.11.3.3.   sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business in excess of $500;

7.11.3.4.   enter into agreements and contracts and to give receipts, releases, and discharges for products and/or services in excess of $500;

7.11.3.5.   purchase liability and other insurance to protect the Company's properties and business;

7.11.3.6.   borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company;

7.11.3.7.   execute or modify leases, with respect to any part of all of the assets of the Company, in excess of $500;

7.11.3.8.   prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust;

7.11.3.9.   invest and reinvest Company reserves in anything other than short-term instruments or money market funds;

7.11.3.10.   take any action which would make it impossible to carry on the ordinary business or accomplish the purposes of the Company, except as otherwise provided in this Agreement;

7.11.3.11.   amend or terminate any agreement or arrangement that was required to be approved by the consent of the Managers at the time such agreement or arrangement was entered into;

7.11.3.12.   initiate any lawsuit or other judicial proceeding or arbitration in the name of the Company;

7.11.3.13.   lend any money to a Member, Manager or officer or any Affiliate thereof;

7.11.3.14.   confess a judgment against the Company or settle any proceeding brought against the Company in an amount in excess of $500;

7.11.3.15.   make any investment in an entity (other than in short-term temporary investments of working capital);

7.11.3.16.   pledge, mortgage, grant a security interest in or encumber or otherwise encumber any asset or property of the Company other than in the ordinary course of business;

7.11.3.17.   increase, modify, accelerate, refinance or extend any existing loan or existing indebtedness of the Company;

7.11.3.18.   cause the formation of any entity owned or controlled by the Company;

7.11.3.19.   authorize or approve the merger, consolidation or other combination of the Company with or into another entity;

7.11.3.20.   enter into any agreement, arrangement or understanding, written or oral, to do any of the foregoing; and

7.11.3.21.   take actions which, pursuant to this Agreement, specifically require action by, or the consent of, the Managers.

ARTICLE 8. INDEMNIFICATION

The Company may but is not required to indemnify each Member, Manager or officer for all expenses, losses, liabilities, and damages that such Person actually and reasonably incurs in connection with (a) the defense or settlement of any action arising out of or relating to the conduct of the Company's activities, as long as such Person acted in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was illegal; or (b) the protection of the Company's property. However, the Company shall not indemnify any Person in any action in which such Person is adjudged to be liable for breach of a fiduciary duty owed to the Company or the Members under the Act or this Agreement or for liabilities which arise from such Person's gross negligence or willful misconduct.

ARTICLE 9. BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

9.1. **Maintenance of Books and Records**. The Company shall keep books and records of accounts at its designated office set forth in the Articles. In addition, the Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Articles, or in any amendments thereto, a writing setting out: (i) the amount of cash, a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute; (ii) the items as to which or events on the happening of which any additional contributions agreed to be made by each Member are to be made; (iii) any right of a Member to receive, or of the Members to make, distributions which include a return of all or any part of the Member's contribution; and (iv) any events upon the happening of which the Company is to be dissolved and its affairs wound up. Records kept pursuant to this paragraph are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours.

9.2. **Schedules K-1**. On or before the 90th day following the end of each fiscal year of the Company's existence, the Company shall cause each Member to be furnished with a federal (and where applicable state) income tax reporting Schedule K-1 or its equivalent.

9.3. **Tax Year and Accounting Method**. The Company's tax and fiscal years shall be the calendar year. The Company shall use the cash method of accounting, unless otherwise determined by the Managers.

9.4. **Tax Indemnification**. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 9.4 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The

Company may pursue and enforce all rights and remedies it may have against each Member under this Section 9.4.

9.5. Partnership Representative.

9.5.1. **Appointment.** The Members shall designate a Member to be the "Partnership Representative" of the Company pursuant to Section 6223(a) of the Code. The initial Partnership Representative shall be Erin Heasley.

9.5.2. **Removal.** The Partnership Representative may be removed by the Members at any time with or without cause.

9.5.3. **Eligibility.** A Member is eligible to serve as the Partnership Representative only if the Member (or, if a revocable trust is a Member, the trustor of such trust) is then serving as a Manager, or no Member is then serving as a Manager.

9.5.4. **Notice to Members.** The Partnership Representative will inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the Internal Revenue Service regarding the commencement of a Company-level audit or a proposed adjustment of any of the Company's tax items.

9.5.5. **Reimbursement.** The Company will reimburse the Partnership Representative for reasonable expenses properly incurred while acting within the scope of the Partnership Representative's authority.

9.5.6. **Tax Examinations and Audits**. The Partnership Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Partnership Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Partnership Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

9.5.7. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101(the "**BBA Procedures**") of the Bipartisan Budget Act of 2015 ("**BBA**") , the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Section 6226 of the Code as amended by the

BBA). If an election under Section 6226(a) (as amended by the BBA) of the Code is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Section 6226(b) (as amended by the BBA) of the Code.

        9.5.8. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Section 6226 of the Code as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 9.4 of this Agreement. To the extent that the Partnership Representative does not make an election under Section 6221(b) or Section 6226 (each as amended by the BBA) of the Code, the Company shall use commercially reasonable efforts to (i) make any modifications available under Section 6225(c)(3), (4), and (5) of the Code, as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Section 6225(c)(2) of the Code as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

ARTICLE 10.   DISSOLUTION, LIQUIDATION AND TERMINATION

        10.1.   **Events of Dissolution**. The Company shall be dissolved and shall commence winding up its affairs upon the first to occur of the following: (a) the time fixed in the Articles as the expiration of the term of the Company; (b) the consent of all of the Members in writing; (c) any event which makes it unlawful or impossible to carry on the Company's business; (d) the consent of a supermajority of Members having voting authority in writing; or (e) at such time as there is no longer at least one Member of the Company.

        10.2.   **Exclusivity of Events**. Unless specifically referred to in Section 10.1, no event, including an event of dissolution prescribed by the Act, will result in the Company's dissolution.

        10.3.   **Winding Up**. Upon dissolution, the affairs of the Company shall be wound up, as required by the Act, in the following manner:

        10.3.1. **Appointment of Liquidator**. Upon the Company's dissolution, the Managers will appoint a liquidator, who may but need not be a Member. The liquidator will wind up and liquidate the Company in an orderly, prudent, and expeditious manner in accordance with the following provisions of this article.

        10.3.2. **Final Accounting**. The liquidator will make proper accountings beginning with the date on which the event of dissolution occurred to the date on which the Company is finally and completely liquidated.

        10.3.3. **Duties and Authority of Liquidator**. The liquidator will make adequate provision for the discharge of all of the Company's debts, obligations, and liabilities (including liabilities to Members who are creditors). The liquidator may sell, encumber, or retain for distribution in kind any of the Company's assets. Any gain or loss recognized on the sale of assets will be allocated to the Members' Capital Accounts in accordance with the provisions of Section 4.1. With respect to any asset the liquidator determines to retain for distribution in kind, the liquidator will allocate to the Members' Capital Accounts the amount of gain or loss that would have been recognized had the asset been sold at its fair market value.

10.3.4. **Final Distribution**. The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Members pursuant to the order of priority set forth in Section 4.3 of this Agreement and in proportion to their Membership Interest held among Members of same class of Membership. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors, or any other Member with respect to the negative balance.

10.3.5. **Required Filings**. The liquidator will file with the Division such statements, certificates, and other instruments, and take such other actions, as are reasonably necessary or appropriate to effectuate and confirm the cessation of the Company's existence.

ARTICLE 11.   INVESTMENT REPRESENTATIONS

11.1.   Representations and Warranties. Each Member represents and warrants to the Company and the other Members that:

11.1.1. If the Member is an individual, the Member is at least the age of majority in the state of the Member's domicile.

11.1.2. The Membership Interest acquired by such Member will be acquired for investment purposes only, for his own account, and not with a view to resale, or offer for sale, or for sale in connection with the distribution or transfer thereof. Such Membership Interest is not being purchased for subdivision or fractionalization thereof; and such Member has no contract, undertaking, agreement, arrangement, or plans with any person or entity to sell, hypothecate, pledge, donate, or otherwise transfer to any such person or entity all or any part of his Interest.

11.1.3. The Member's present financial condition is such that the Member is under no present or contemplated future need to dispose of any portion of such Member's Interest to satisfy any existing or contemplated undertaking, need, or indebtedness.

11.2.   Acknowledgment of Certain Facts. Each Member acknowledges his awareness and understanding of the following:

11.2.1. The purchase of the Membership Interest is a speculative investment that involves a high degree of risk of loss of the Member's entire investment.

11.2.2. The Member has both the knowledge and experience in financial matters sufficient to evaluate the purchase of the Interest and is able to bear the economic risk of the purchase.

11.2.3. No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of, an investment in Membership Interest.

11.2.4. There are restrictions on the transferability on each Membership Interest; there will be a limited market for the individual Membership Interests; and, accordingly, it may not be possible for the Member to liquidate readily, or at all, the Member's investment in the Company in case of an emergency or otherwise.

11.2.5. The Membership Interests have not been registered under the Securities Act of 1933 (the "**Securities Act**") or applicable state securities laws. It is the intent of the Company to operate its business so as not to require any such registration. This may limit significantly the transferability of such Interests.

11.2.6. The Member's Membership Interest has been acquired pursuant to an investment representation and shall not be sold, pledged, hypothecated, donated, or otherwise transferred, whether or not for consideration, except in compliance with the terms of this Agreement.

11.2.7. The Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities Exchange Act of 1934, and the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Securities Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

11.3. **Tax Matters**. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of a Membership Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of California and, accordingly, it is intended that the Company be treated for federal and California state income tax purposes as a partnership.

11.4. **Acknowledgment of Access to Records**. Each Member acknowledges that the Company has established a portal, accessible via the internet by Members and authorized persons only, and to the fullest extent possible under applicable law, all Company records reasonably related to Members' interests shall be available for review on such portal. Each Member acknowledges that the use of the portal has been done to control costs, and the portal shall be used when possible and practical. Each Member also acknowledges that such Member has been furnished through the portal or otherwise, and has reviewed, the Articles and this Agreement of the Company and all amendments, if any, to those documents. Each Member further acknowledges that through the portal all appropriate instruments, documents, records, books, and financial information pertaining to their investment and/or the Company have been made available for inspection by such Member and such Member's professional advisors and that the books and records of the Company reasonably related to the Member's interest will be available upon reasonable notice for inspection by such Member during reasonable business hours at the Company's principal place of business, or such other place as designated by the Company. Each Member also acknowledges that the Member has been provided appropriate contact information to contact an individual with questions concerning the terms and conditions of the sale of the

Membership Interests and to obtain any additional information which the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify information.

ARTICLE 12.   GENERAL PROVISIONS

12.1.   Entire Agreement; Amendments. This Agreement embodies the entire understanding between the Members concerning the Company and their relationship as Members and supersedes all prior negotiations, understandings, or agreements. Except as provided in Section 12.2, below, this Agreement may be amended or modified from time to time only by a written instrument adopted, executed, and agreed to by consent of a majority of the Membership Interest. Upon proper approval of an amendment to this Agreement, the Manger is hereby authorized and instructed to execute such amendment.

12.2.   Required Amendments. The Members and Managers will execute and file any amendment to the Articles required by the Act. If any such amendment results in inconsistencies between the Articles and this Agreement, this Agreement will be considered to have been amended in the manner necessary to eliminate the inconsistencies.

12.3.   Power of Attorney. Each Member appoints each Manager, with full power of substitution, as the Member's attorney-in-fact, to act in the Member's name and to execute and file or amend (a) all Articles, applications, reports, and other instruments necessary to qualify or maintain the Company as a limited liability company in the states and foreign countries where the Company conducts its activities, (b) all instruments that effect or confirm changes or modifications of the Company or its status, including, without limitation, amendments to the Articles, and (c) all instruments of transfer necessary to transfer the Member's Membership Interest on the books and records of the Company or to effect the Company's dissolution and termination. The power of attorney granted by this article is irrevocable, coupled with an interest, will survive any incapacity of the Member, and shall be binding upon the Member's successors and assigns.

12.4.   Nominees. Title to the Company's assets may be held in the name of the Company or any nominee (including any Member or Manager so acting), as the Company determines. The Company's agreement with any nominee may contain provisions indemnifying the nominee for costs or damages incurred as a result of the nominee's service to the Company.

12.5.   Additional Instruments. Each Member will execute and deliver any document or statement necessary to give effect to the terms of this Agreement or to comply with any law, rule, or regulation governing the Company's formation and activities.

12.6.   Form and Timing of Notice. All notices and demands required or permitted under this Agreement shall be in writing, as follows: (a) by actual delivery of the notice into the hands of the party entitled to receive it; (b) by mailing such notice by first class or registered or certified mail, in which case the notice shall be deemed to be given three days after the date of its mailing; (c) by Federal Express or any other overnight carrier, in which case the notice shall be deemed to be given the day after it is sent; or (d) notices or demands made to Members holding Preferred Units may be made by email, sent to the last known email address provided to the Company, and in such case the notice shall be deemed to be given three days after the date of transmission. All notices which concern this Agreement shall be addressed to the address or email of each Member as provided in **Exhibit A** or to such other address or email as may be provided by a Member to the Company and the other Members pursuant to this Section 12.6.

      12.7.   **Waiver of Rights**. Except as specifically provided otherwise in this Agreement, no right under this Agreement may be waived except by an instrument in writing signed by the Person sought to be charged with the waiver.

      12.8.   **Computation of Time**. In computing any period of time under this Agreement, the day of the act or event from which the specified period begins to run is not included. The last day of the period is included, unless it is a Saturday, Sunday, or legal holiday, in which case the period will run until the end of the next day that is not a Saturday, Sunday, or legal holiday.

      12.9.   **Severability**. If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of the Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

      12.10. **Parties and Successors Bound**. This Agreement shall be binding upon the Members and their respective successors, assigns, heirs, devisees, legal representatives, executors and administrators.

      12.11. **Applicable Law**. The laws of the State of California shall govern this Agreement, excluding any conflict of laws rules. Venue for an action or proceeding shall be Fresno, California

      12.12. **Rights of Creditors and Third Parties Under this Agreement**. This Agreement is entered into between the Members for the exclusive benefit of the Company, the Managers, the Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company, the Managers, the Members, or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement. None of the terms, covenants, obligations, or rights contained in this Agreement is or shall be deemed to be for the benefit of any Person other than the Company, the Managers, the Members, and their respective successor and assigns, and no such third person shall under any circumstances have any right to compel any actions or payments by the Managers or Members.

      12.13. **Mediation; Attorneys Fees**. The parties will endeavor in good faith to resolve all disputes arising under or related to this Agreement by mediation according to the then prevailing rules and procedures of the American Arbitration Association. All fees and costs (including reasonable attorneys' fees) incurred pursuant to the resolution of any dispute to which this article applies shall be allocated to the losing party.

      12.14. **Waiver of Rights to Partition**. Each Member irrevocably waives any right that he or she may have to maintain any action for partition with respect to property contributed to or acquired by the Company.

12.15. <u>Headings and Captions</u>. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision.

12.16. <u>Pronouns</u>. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the Person or context may require.

12.17. <u>Designation of Successor upon Death of a Member</u>. A Member who is an individual may designate in a separate written instrument, duly signed and acknowledged before a notary public, the Person or Persons to whom all or any part of his or her Membership Interest is to be transferred (subject to Article 6) at death. A copy of such instrument shall be delivered to the Company's designated office to be kept with the records required to be kept by the Company in Article 9 of this Agreement; however, the failure to deliver a copy of the instrument to the Company shall not invalidate an otherwise valid designation. Any designation made pursuant to this article shall be revocable at any time by the Member who made it unless otherwise provided in the instrument. A subsequent designation shall be deemed to revoke a prior, inconsistent one.

12.18. <u>Disclosure and Waiver of Conflicts</u>. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (a) the attorney that prepared this Agreement ("**Attorney**") acted as legal counsel to the Company; (b) the Members have been advised by the Attorney that the interests of the Members are opposed to each other and are opposed to the interests of the Company and, accordingly, the Attorney's representation of the Company may not be in the best interests of the Members; and (c) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (a) desire the Attorney to represent the Company; (b) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (c) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest. Further, this Agreement shall be construed without regard to its drafter, and shall be construed as though each Member participated equally in the drafting of this Agreement.

12.19. <u>Counterparts</u>. This Agreement may be executed in counterparts, by original, facsimile, or electronic signature, and each of which will be considered an original. Further, a copy of this agreement bearing a copy of a signature shall be deemed to constitute an original.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date and year first set forth above.



By:_____

Name: Brock Heasley



By:_____

Name: Erin Heasley

EXHIBIT A

Capital Table

Member	Common Units	Preferred Units	Percentage Interest
Brock Heasley 1221 Van Ness, 2nd Floor Fresno, CA 93721	1,090,000		50% Common Units
Erin Heasley 1221 Van Ness, 2nd Floor Fresno, CA 93721	1,090,000		50% Common Units
			100% Common Units
Company		1,070,000	100% Preferred Units